Carol Crofoot Hayes	P.O. Box 1734
Associate General Counsel and Secretary	Atlanta, GA 30301
(404) 676-5622

February 5, 2008

Ms. Ellie Quarles

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	The Coca-Cola Company
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2007
File No. 1-02217

Dear Ms. Quarles:

This is in further response to your letter of December 6, 2007 and our response of December 19, 2007. The pending comment concerns our contention that the disclosure of our targets under our annual incentive plan would cause The Coca-Cola Company (the “Company”) competitive harm.

We have outlined the competitive harm concerns in our letter of December 19. In our letter of December 19, 2007, we also contended that the information is immaterial. We believe a more detailed description of the Company’s internal strategy in devising our confidential internal business plan may be helpful to the staff in reviewing our concerns and making its decision. We also believe that a more specific explanation of the annual incentive plan’s design will illustrate for the staff that disclosure of one particular set of performance targets established under the plan is not material to our shareowners’ understanding of the annual targeted bonus payout under the plan.

Our Internal Strategic View of Volume and Profit/Income Targets

It is imperative to understand that, in setting our confidential internal business plans, volume and financial results work in tandem. For example, in a particular period or in a particular geography, the Company may employ a relatively lower price (adversely affecting income and profit in the short term) to increase the presence of our products and share of sales. Conversely, price increases generally improve profit and income while adversely affecting volume. A sophisticated industry observer could easily infer future price initiatives and strategy from disclosure of the targets for volume of beverages sold, on one hand, and pre-tax profits or income, on the other, by observing the relationship between the two targets. This inference would allow a competitor to determine whether the Company is, for example, reducing prices and/or increasing marketing support and expenses to increase volume and share of sales. Based on that information, a competitor could decide to increase or decrease its own prices or to focus its efforts on increasing its own share of sales to blunt the impact of the Company’s carefully conceived strategy, to the detriment of our overall operating results.

Even though disclosure of the annual incentive targets in the Company’s proxy statement would occur after publication of volume and income results in the Company’s earnings release and financial statements, the relationship between pricing and volume is not discernible from the Company’s published financial information, and therefore disclosure of the targets would provide new information to competitors regarding our strategy. In addition, because the targets reflect the Company’s pricing and market strategies for periods that extend beyond the end of the fiscal year, the completion of a compensation year does not in any way diminish the confidentiality of the targets, or the possible harm to the effectiveness of these strategies.

We believe the majority of our shareowners understand the sensitive nature of these targets, and the Company’s internal strategy between volume and pricing decisions. We further believe that these shareowners would agree that the Company’s interests are far better served by keeping the targets under the annual incentive plan confidential.

Volume and Profit/Net Income Targets are Not Material to Plan Design

Given the structure of our annual incentive plan, disclosure of the annual performance targets is not material to a shareholder’s understanding of the plan. The specific targets represent merely a “starting point” under the plan. The plan is designed to include a matrix of performance points at which the targeted payout for any particular named executive officer could be paid. Identifying a range of values that could lead to a particular payout provides little information about the difficulty of achieving that payout when a large number of sets of values would achieve the same payout level.

For example, as disclosed in the Compensation Discussion and Analysis, Mr. Isdell’s 2006 annual target bonus was 200% of base salary. Assume that the Compensation Committee set a volume target of X and a net income target of $Y. If these targets were achieved, Mr. Isdell would have received a bonus equal to 200% of his base salary. However, there are a number of combinations of actual volume and net income results, in accordance with possible ranges under the confidential strategic plan, that would have resulted in Mr. Isdell receiving his target bonus payout of 200% of base salary. For example, as an illustration, volume and net income results of X+3 and $Y-2, respectively, also could have resulted in Mr. Isdell receiving a bonus equal to 200% of his base salary. Accordingly, identifying one set of these targets would do little to aid our shareowners.

For these reasons, we believe that knowing the many actual combinations of performance targets is not necessary to, and would not materially enhance, a shareholder’s understanding of the incentive nature of the plan. We believe that what is material to our shareowners is (i) each named executive officer’s target bonus payout, (ii) the plan formula, (iii) the actual bonus payout for the year and (iv) the historical analysis of performance trends and results. The Company has, and will continue to, disclose this information in the proxy statement. Identifying a single payout point along the plan’s formulaic payout matrix is not material information and, more importantly, could be misleading to the shareowners if disclosed.

Conclusion

As indicated in our prior correspondence, the Company is making a diligent effort to produce a Compensation Discussion and Analysis that is as thorough and understandable as possible. As suggested by the staff, we will include an example of the formula and factors that contribute to the annual incentive calculation and payout. We will disclose the range of possible awards at the beginning of the year, the measures used, and the results under the plan. The Company’s financial results will be public at the time the proxy statement is filed. It is our view that the risk of competitive harm significantly outweighs the relative immateriality of disclosure of the actual performance targets to shareowners.

Sincerely,

/s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:	E. Neville Isdell, Chairman and Chief Executive Officer